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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X  Form 40-F
                                       ---          ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                    Yes    No X
                                       ---   ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                    Yes   No X
                                       ---  ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes  No X
                                      ---  ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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                    ENDESA'S ANNOUNCEMENT REGARDING SMARTCOM




New York, August 3rd, 2005.- Today, Endesa (NYSE:ELE) sold its 100% stake in its Chilean mobile telephony subsidiary, Smartcom SA, to the Mexican operator America Movil for a total price of US$505 million (Euro 414 million). The selling price is subject to the usual net cash flow adjustment typical in these kinds of operations. The selling price is similar to the price at which Endesa booked the stake in its P&L, so the operation will not have a significant impact on the Group's consolidated income statement.

Smartcom SA is the third largest mobile telephony operator in Chile. America Movil provides wireless services in various Latin American countries.





       For additional information please contact David Raya, North America
              Investor Relations Office, telephone # 212 750 7200
                              http://www.endesa.es


* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ENDESA, S.A.

Dated: August 3rd, 2005           By: /s/ David Raya
                                     --------------------------------------
                                  Name:   David Raya
                                  Title:  Manager of North America Investor
                                          Relations